Exhibit 12.1
GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2014
and the nine months ended September 30, 2015

	Year ended December 31,					Nine Months Ended September 30,
	2010	2011	2012	2013	2014	2015
	---------------------------------------------Thousands of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,414,245	$1,781,406	$1,867,911	$1,909,491	$1,965,691	$1,729,511
Distributed income of equity investees	2,849	13,830	7,126	3,649	1,632	17
Interest expense, net of amounts capitalized	375,336	342,935	365,842	360,546	348,482	272,175
Interest component of rental expense	42,467	59,943	60,987	64,442	64,296	71,274
Amortization of capitalized interest	40	40	41	40	40	30
AFUDC - Debt funds	54,253	36,952	21,185	13,500	17,903	10,106
Earnings as defined	$1,889,190	$2,235,106	$2,323,092	$2,351,668	$2,398,044	$2,083,113
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$377,011	$362,030	$364,508	$340,983	$332,634	$256,802
Interest on affiliated loans	12,526	9,340	174	281	697	669
Interest on interim obligations	—	—	1,359	664	671	495
Amortization of debt discount, premium and expense, net	21,492	22,497	23,033	25,868	25,315	18,970
Other interest charges	18,657	(13,834)	(1,953)	6,366	7,400	5,472
Interest component of rental expense	42,467	59,943	60,987	64,442	64,296	71,274
Fixed charges as defined	$472,153	$439,976	$448,108	$438,604	$431,013	$353,682
RATIO OF EARNINGS TO FIXED CHARGES	4.00	5.08	5.18	5.36	5.56	5.89